



# Adrian James · 3rd

Founder at Sprout Equity Ventures

Austin, Texas, United States · 146 connections · **Contact info**

 **VOLCON**

**University of Florida**

## Experience

**Co-Founder**
VOLCON
Jul 2020 – Present · 4 mos
Austin, Texas, United States

**Founder**
Sprout Equity Ventures
Sep 2001 – Present · 19 yrs 2 mos
Austin, Texas Area

## Education

**University of Florida**
1993 – 1997

## Skills & Endorsements

## Consulting · 2

**Doug Deaton and 1 connection** have given endorsements for

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## Investments

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## Trading

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## Interests

 **Sprout Equity Ventures**
34 followers



 **VOLCON**
76 followers